Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS FOURTH QUARTER AND FISCAL YEAR 2019

BRP introduced its 2020 Ski-Doo models at its semi-annual dealer event in Dallas last month.

© BRP 2019

Highlights for the year vs FY2018:

●	Revenues of $5,243.8 million, an increase of $791.3 million or 17.8%.
●	Gross profit of $1,253.4 million representing 23.9% of revenues, an increase of $208.3 million.
●	Net income of $227.3 million, a decrease of $11.8 million, which resulted in a diluted earnings per share of $2.28, an increase of $0.07 per share or 3.2%.
●	Normalized EBITDA[1] of $655.9 million representing 12.5% of revenues, an increase of $119.7 million or 22.3%.
●	Normalized net income[1] of $308.6 million, an increase of $63.1 million, which resulted in a normalized diluted earnings per share[1] of $3.10, an increase of $0.83 per share or 36.6%.

In addition:

●	Introduced the Can-Am Ryker, a new three-wheeled vehicle platform, and expanded its SSV lineup with the addition of two Can-Am Maverick Sport platforms.
●

Acquired 100% of Alumacraft Holdings, LLC and its wholly-owned subsidiary Alumacraft Boat Co. (“Alumacraft”), a recreational boat manufacturer, and 100% of Triton Industries Inc. (“Triton”), a pontoon manufacturer selling under the Manitou brand.

●	Introduced a direct distribution model in Russia to support its growth strategy and increase its presence in the country.
●	BRP’s subordinate voting shares were listed in the United States on the Nasdaq Global Select Market under the symbol DOOO.

[1] See the reconciliation table in “Non-IFRS Measures” section.

Highlights for the quarter vs Q4 FY2018:

●	Revenues of $1,505.9 million, an increase of $279.9 million or 22.8%.
●	Gross profit of $334.9 million representing 22.2% of revenues, an increase of $52.8 million.
●	Net income of $82.7 million, an increase of $12.7 million, which resulted in a diluted earnings per share of $0.84, an increase of $0.16 per share or 23.5%.
●	Normalized EBITDA[1] of $181.9 million representing 12.1% of revenues, an increase of $19.7 million or 12.1%.
●	Normalized net income[1] of $85.8 million, an increase of $9.6 million, which resulted in a normalized diluted earnings per share[1] of $0.88, an increase of $0.14 per share or 18.9%.

[1] See “Non-IFRS Measures” section.

Valcourt, Quebec, March 22, 2019 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and twelve-month periods ended January 31, 2019. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available at www.sedar.com, as well as in the Quarterly Reports section of BRP’s website.

“Fiscal year 2019 was an incredible year for us, with annual sales of CA$5.2 billion and 37% growth of Normalized EPS. I’m extremely proud of the team and how well our people executed and delivered on our business plan, achieving record results. We have demonstrated quarter after quarter that our capacity to innovate allows us to outpace the industry and we intend to continue to do so”, declared José Boisjoli, BRP’s President and CEO.

“BRP has established itself as a leader in the powersports industry with renowned brands and market-shaping products. With this strong performance and market position, we are confident to be able to deliver our guidance of $3.50 to $3.70 of Normalized EPS, a growth rate of 13% to 19%”, concluded Boisjoli.

Highlights for the Three- and Twelve-Month Periods Ended January 31, 2019

Revenues increased by $279.9 million, or 22.8%, to $1,505.9 million for the three-month period ended January 31, 2019, compared with $1,226.0 million for the corresponding period ended January 31, 2018. The revenue increase was mainly due to higher wholesale in Seasonal Products and Year-Round Products and a favourable foreign exchange rate variation of $38 million.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 7% for the three-month period ended January 31, 2019 compared with the three-month period ended January 31, 2018. The increase was driven by Year-Round Products.

Gross profit increased by $52.8 million, or 18.7%, to $334.9 million for the three-month period ended January 31, 2019, compared with $282.1 million for the corresponding period ended January 31, 2018. Gross profit margin percentage decreased by 80 basis points to 22.2% from 23.0% for the three-month period ended January 31, 2018. This decrease was primarily due to higher commodity, production and distribution costs, partially offset by a higher volume of 3WV, snowmobiles and PAC sold.

Operating expenses increased by $44.0 million, or 26.8%, to $208.4 million for the three-month period ended January 31, 2019, compared with $164.4 million for the three-month period ended January 31, 2018. This increase was mainly attributable to support for the launch of various products, continued product investments and costs related to the modernization of information systems.

Revenues increased by $791.3 million, or 17.8%, to $5,243.8 million for the twelve-month period ended January 31, 2019, compared with $4,452.5 million for the corresponding period ended January 31, 2018. The revenue increase was primarily attributable to higher wholesale of Year-Round Products and Seasonal Products and a favourable foreign exchange rate variation of $50 million.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 9% for the twelve-month period ended January 31, 2019 compared with the twelve-month period ended January 31, 2018, mainly due to an increase in SSV and PWC.

Gross profit increased by $208.3 million, or 19.9%, to $1,253.4 million for the twelve-month period ended January 31, 2019, compared with $1,045.1 million for the corresponding period ended January 31, 2018. The gross profit increase includes a favourable foreign exchange rate variation of $7 million. Gross profit margin percentage increased by 40 basis points to 23.9% from 23.5% for the twelve-month period ended January 31, 2018. The increase was primarily due to a higher volume of Year-Round Products, Seasonal Products and PAC sold and favourable pricing, partially offset by higher commodity, production and distribution costs.

Operating expenses increased by $113.4 million, or 17.0%, to $780.8 million for the twelve-month period ended January 31, 2019, compared with $667.4 million for the twelve-month period ended January 31, 2018. The increase was mainly attributable to support for the launch of various products, continued product investments, costs related to the modernization of information systems and higher variable employee compensation expenses.

Net Income data

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018	January 31, 2017
		Restated [1]		Restated [1]
Revenues by category [2]
Powersports
Year-Round Products	$597.6	$509.1	$2,240.6	$1,810.0	$1,637.7
Seasonal Products	577.6	437.2	1,803.5	1,553.9	1,473.9
Powersports PAC and OEM Engines	202.7	187.3	707.5	659.7	621.7
Marine	128.0	92.4	492.2	428.9	438.2
Total Revenues	1,505.9	1,226.0	5,243.8	4,452.5	4,171.5
Cost of sales	1,171.0	943.9	3,990.4	3,407.4	3,162.6
Gross profit	334.9	282.1	1,253.4	1,045.1	1,008.9
As a percentage of revenues	22.2%	23.0%	23.9%	23.5%	24.2%
Operating expenses
Selling and marketing	88.1	68.8	336.9	288.6	281.5
Research and development	63.5	52.6	221.7	198.6	184.1
General and administrative	58.9	40.3	214.7	166.3	163.9
Other operating expenses (income)	(2.1)	2.7	7.5	13.9	73.1
Total operating expenses	208.4	164.4	780.8	667.4	702.6
Operating income	126.5	117.7	472.6	377.7	306.3
Net financing costs	19.2	14.5	73.9	54.4	61.2
Foreign exchange (gain) loss on long-term debt	0.8	(47.4)	69.8	(53.3)	(82.0)
Income before income taxes	106.5	150.6	328.9	376.6	327.1
Income tax expense	23.8	80.6	101.6	137.5	70.1
Net income	$82.7	$70.0	$227.3	$239.1	$257.0
Attributable to shareholders	$82.7	$70.2	$227.0	$238.9	$257.2
Attributable to non-controlling interest	$—	$(0.2)	$0.3	$0.2	$(0.2)

Normalized EBITDA [3]	$181.9	$162.2	$655.9	$536.2	$502.7
Normalized net income [3]	$85.8	$76.2	$308.6	$245.5	$222.0

[1]

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

[2]	Comparative figures have been modified to reflect the new categories of revenues following the acquisition of Alumacraft and Triton and the creation of the Marine Group.

[3]	See “Non-IFRS Measures” section.

QUARTERLY REVIEW BY SEGMENT

Powersports

Year-Round Products

Revenues from Year-Round Products increased by $88.5 million, or 17.4%, to $597.6 million for the three-month period ended January 31, 2019, compared with $509.1 million for the corresponding period ended January 31, 2018. The increase resulted mainly from a higher volume and a favourable product mix of SSV sold, the introduction of the Can-Am Ryker and a favourable foreign exchange rate variation of $20 million.

North American Year-Round Products retail sales increased on a percentage basis in the low-twenties range compared with the three-month period ended January 31, 2018.

Seasonal Products

Revenues from Seasonal Products increased by $140.4 million, or 32.1%, to $577.6 million for the three-month period ended January 31, 2019, compared with $437.2 million for the corresponding period ended January 31, 2018. The increase was driven by a higher volume and a favourable product mix of snowmobiles sold and a favourable foreign exchange rate variation of $10 million.

North American Seasonal Products retail sales increased by low-single digits compared with the three-month period ended January 31, 2018.

Powersports PAC and OEM Engines

Revenues from Powersports PAC and OEM Engines increased by $15.5 million, or 8.2%, to $204.2 million for the three-month period ended January 31, 2019, compared with $188.7 million for the corresponding period ended January 31, 2018. The increase was mainly attributable to a higher volume of snowmobile parts and clothing, a higher volume of 3WV accessories due to the Can-Am Ryker introduction and a favourable foreign exchange rate variation of $6 million.

Marine

Revenues from Marine segment increased by $31.8 million, or 31.2%, to $133.6 million for the three-month period ended January 31, 2019, compared with $101.8 million for the corresponding period ended January 31, 2018. The increase was mainly due to the acquisition of Alumacraft and Triton, partially offset by a lower volume of outboard engines sold.

North American outboard engine retail sales decreased on a percentage basis in the low-twenties range compared with the three-month period ended January 31, 2018.

Declaration of dividend

The Board of Directors approved a quarterly dividend of $0.10 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on April 12, 2019 to shareholders of record at the close of business on March 29, 2019. The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

Fiscal Year 2020 Guidance

The table below sets forth BRP’s financial guidance for Fiscal Year 2020 which reflects the adoption of IFRS-16 Leases (“IFRS 16”) standard effective as of February 1, 2019. Under IFRS 16, operating leases expenses are recorded as depreciation and interest expense rather than operating costs within Normalized EBITDA[1]. No restatement of prior periods will be made.

Financial Metric	FY19	FY20 Guidance[3] vs FY19
Revenues
Year-Round Products	$2,240.6	Up 12% to 17%
Seasonal Products	$1,803.5	Flat to up 3%
Powersports PAC and OEM Engines	$707.5	Up 2% to 7%
Marine	$492.2	Up 15% to 20%
Total Company Revenues	$5,243.8	Up 7% to 11%
Normalized EBITDA[1]	$655.9	Up 19% to 23% (would have been “Up to 14% to 18%” excluding the impact of IFRS 16)
Effective Tax Rate[1][2]	25.5%	26.5% to 27.0%
Normalized Earnings per Share – Diluted[1]	$3.10	Up 13% to 19% ($3.50 to $3.70)
Net Income	227.3	$340M to $365M (assuming no impact from Fx gain/(loss) on long-term debt)

Other guidance:

•	Expecting ~$227M Depreciation Expense compared to $176M in FY19, ~$85M of Net Financing Costs Adjusted and ~98.2M shares.
•	Expecting Capital Expenditures of ~$360M to $370M in FY20 compared to $299M in FY19.

[1] Please refer “Non-IFRS Measures” section.

[2] Effective tax rate based on Normalized Earnings before Normalized Income Tax

[3] Pease refer to “Forward-Looking Statements” and “Key assumptions” sections for a summary of important risk factors underlying the FY20 guidance.

The above targets are based on a number of economic and market assumptions the Company has made in preparing its Fiscal Year 2020 financial guidance, including assumptions regarding the performance of the economies in which it operates, foreign exchange currency fluctuations, market competition and tax laws applicable to its operations. The Company made a number of economic and market assumptions in preparing and making forward-looking statements. The Company is assuming reasonable industry growth ranging from flat to high-single digits, moderate market share gains in Year-Round Products and Seasonal Products and constant market share for the Marine segment. The Company is also assuming interest rates increase modestly, currencies remain at near current levels and inflation remains in line with central bank expectations in countries where the Company is doing business. The Company cautions that the assumptions used to prepare the forecasts for Fiscal Year 2020, although believed to be reasonable at the time they were made, may prove to be incorrect or inaccurate.

In addition, the above forecasts do not reflect the potential impact of any non-recurring or other special items or of any new material commercial agreements, dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 21, 2019. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Accordingly, our actual results could differ materially from our expectations as set forth in this news release. The outlook provided constitutes forward-looking statements within the meaning of applicable securities laws and should be read in conjunction with the “Caution Concerning Forward-Looking Statements” section.

Conference Call and Webcast Presentation

Today at 9 a.m. EST, BRP will host a conference call and webcast to discuss its FY2019 fourth quarter and year-end results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 4301221), please dial 514-392-0235 or 1-800-564-3880 (toll-free in North America). Click for international dial-in numbers.

The Company’s fourth quarter and year-end FY2019 MD&A, financial statements and webcast presentation are posted in the Quarterly Reports section of BRP’s website, while its Annual Information Form can be found in the Annual Reports section.

About BRP

We are a global leader in the world of powersports vehicles and propulsion systems built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made approximately of 12,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Evinrude, Rotax, Can-Am, Manitou, Alumacraft and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, statements relating to our Fiscal Year 2020 financial outlook (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense and capital expenditures), statements relating to the declaration and payment of dividends, statements relating to the Company’s ability to achieve its Fiscal Year 2020 guidance and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the powersports industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

KEY ASSUMPTIONS

The Company made a number of economic and market assumptions in preparing its Fiscal Year 2020 financial guidance, including assumptions regarding the performance of the economies in which it operates, market competition, tax laws applicable to its operations and foreign exchange currency fluctuation. The Company made a number of economic and market assumptions in preparing and making forward-looking statements. The Company is assuming reasonable industry growth ranging from flat to high-single digits, moderate market share gains in Year-Round Products and Seasonal Products and constant market share for the Marine segment. The Company is also assuming interest rates increase modestly, currencies remain at near current levels and inflation remains in line with central bank expectations in countries where the Company is doing business. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s most recent Annual Information Form filed with the Canadian Securities Administrators (available at sedar.com) and on Form 40-F with the Securities and Exchange Commission in the United States (available at https://www.sec.gov/); impact of adverse economic conditions on consumer spending; decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; inability to comply with product safety, health, environmental and noise pollution laws; large fixed cost base; inability of dealers and distributors to secure adequate access to capital; supply problems, termination or interruption of supply arrangements or increases in the cost of materials; competition in product lines; inability to successfully execute growth strategy; international sales and operations; failure of information technology systems or security breach; failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; loss of members of management team or employees who possess specialized market knowledge and technical skills; inability to maintain and enhance reputation and brands; significant product liability claim; significant product repair and/or replacement due to product warranty claims or product recalls; reliance on a network of independent dealers and distributors; inability to successfully manage inventory levels; intellectual property infringement and litigation; inability to successfully execute manufacturing strategy; covenants in financing and other material agreements; changes in tax laws and unanticipated tax liabilities; deterioration in relationships with employees; pension plan liabilities; natural disasters; failure to carry proper insurance coverage; volatile market price for BRP’s subordinate voting shares; conduct of business through subsidiaries; significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

The forward-looking statements contained in this release are made as of the date of this release and BRP undertakes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event that BRP does update any forward-looking statement, no inference should be made that BRP will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge and foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars. Other elements, such as restructuring costs and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and, also, as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share – basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of the MD&A for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018	January 31, 2017
		Restated [2]		Restated [2]

Net income	$82.7	$70.0	$227.3	$239.1	$257.0
Normalized elements
Foreign exchange (gain) loss on long-term debt	0.8	(47.4)	69.8	(53.3)	(82.0)
Transaction costs and other related expenses [3]	1.0	—	2.7	—	—
Restructuring and related costs (reversal) [4]	0.4	2.9	1.3	2.9	(1.1)
Loss on litigation [5]	0.2	0.2	1.3	5.9	70.7
Transaction costs on long-term debt	—	—	8.9	2.1	—
Pension plan past service gains	—	—	(1.4)	—	(6.3)
Depreciation of intangible assets related to business combinations	0.7	—	1.2	—	—
Other elements	0.2	1.0	1.3	1.5	2.7
Income tax adjustment	(0.2)	49.5	(3.8)	47.3	(19.0)
Normalized net income [1]	85.8	76.2	308.6	245.5	222.0
Normalized income tax expense [1]	24.0	31.1	105.4	90.2	89.1
Financing costs adjusted [1] [6]	19.9	13.8	68.0	53.5	60.0
Financing income adjusted [1] [6]	(0.7)	(0.3)	(2.2)	(2.2)	(1.5)
Depreciation expense adjusted [1] [7]	52.9	41.4	176.1	149.2	133.1
Normalized EBITDA [1]	$181.9	$162.2	$655.9	$536.2	$502.7
[1]	See “Non-IFRS Measures” section.

[2]

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

[3]	Costs related to business combinations.

[4]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[5]	The Company is involved in patent infringement litigation cases with one of its competitors.

[6]	Adjusted for transaction costs on long-term debt and NCIB gains and losses in net income.

[7]	Adjusted for depreciation of intangible assets acquired through business combinations.

For media enquiries:	For investor relations:

Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.732.7092 medias@brp.com	Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com